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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
           ----------------------------------------------------------
                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)
                              TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))
                        SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                             WESTFIELD AMERICA, INC.
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    876664103
                      (CUSIP Number of Class of Securities)
     James M. Barkley, Esq.                             Peter R. Schwartz, Esq.
   Simon Property Group, Inc.                        Westfield America, Inc.
      National City Center                          11601 Wilshire Boulevard
   115 West Washington Street                              12th Floor
         Suite 15 East                                Los Angeles, CA 90025
     Indianapolis, IN 46024                         Telephone: (310) 445-2427
   Telephone: (317) 636-1600
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
           ----------------------------------------------------------
                                   Copies to:

  Steven A. Seidman, Esq.                        Scott V. Simpson, Esq.
  Robert B. Stebbins, Esq.              Skadden, Arps, Slate, Meagher & Flom LLP
  Willkie Farr & Gallagher                          One Canada Square
     787 Seventh Avenue                               Canary Wharf
  New York, New York 10019                      London, E14 5DS, England
 Telephone: (212) 728-8000                    Telephone: (44) 20 7519 7000

           ----------------------------------------------------------
                            CALCULATION OF FILING FEE
================================================================================
   TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
      $1,243,725,540                                         $248,745.11
================================================================================
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by 62,186,277 shares of Common Stock, consisting of (i) 52,207,756 outstanding shares of Common Stock, (ii) 2,269 shares of Common Stock issuable upon conversion of 31,767,066 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,097,979 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 2,878,273 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on the Registrant's Preliminary Proxy Statement on Schedule 14A filed on December 20, 2002, the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $223,861.11                              Filing Party:  Simon Property Group, Inc.; Simon Property

Form or Registration No.:   Schedule TO (File No. 005-42862)         Date Filed:    December 5, 2002 and December 16, 2002
                            and Amendment No. 1 to the Schedule TO

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
|_| Check the appropriate boxes below to designate any transactions to which the statement relates.
     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
================================================================================

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                                   SCHEDULE TO

                  This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 16, 2002, by Amendment No. 2 thereto filed with the Commission on December 27, 2002, by Amendment No. 3 thereto filed with the Commission on December 30, 2002 and by Amendment No. 4 thereto filed with the Commission on December 31, 2002 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer") and adds Westfield America, Inc. ("Westfield") as a filing person. This Amendment No. 5 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield.

                  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO, as applicable.

                  The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 11. ADDITIONAL INFORMATION.

                  On January 15, 2003, SPG Inc. announced that Westfield has joined the Offer pursuant to the terms of an Offer Agreement, dated as of January 15, 2003, between SPG Inc., the Purchaser and Westfield, the Offer Price has been increased to $20.00 per Share and the Expiration Date of the Offer has been extended until 12:00 midnight, New York City time, on February 14, 2003. The full text of a press release, dated January 15, 2003, issued by SPG Inc. with respect to such announcement is filed herewith as Exhibit
(a)(5)(G).

                  On January 15, 2003, SPG Inc. made available certain materials regarding the Offer on its website, located under the corporate information tab at www.shopsimon.com. A copy of those materials, dated January 15, 2003, is filed herewith as Exhibit (a)(5)(H).

Item 12.           EXHIBITS.

(a)(5)(G) Press release issued by Simon Property Group, Inc., dated January 15, 2003.

(a)(5)(H)         Materials Regarding the Offer, dated January 15, 2003.

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                                    SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify as of January 15, 2003 that the information set forth in this statement is true, complete and correct.


                                         SIMON PROPERTY GROUP, INC.

                                         By:        /s/ James M. Barkley
                                            ------------------------------------
                                         Name:    James M. Barkley
                                         Title:   Secretary and General Counsel


                                         SIMON PROPERTY ACQUISITIONS, INC.

                                         By:        /s/ James M. Barkley
                                            ------------------------------------
                                         Name:    James M. Barkley
                                         Title:   Secretary and Treasurer




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                  After due inquiry and to the best of its knowledge and
belief, the undersigned hereby certifies as of January 15, 2003 that the information set forth in this statement is true, complete and correct.


                                       WESTFIELD AMERICA, INC.


                                       By:       /s/ Peter R. Schwartz
                                          -------------------------------------
                                       Name:    Peter R. Schwartz
                                       Title:   Senior Executive Vice President




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                                  EXHIBIT INDEX


 EXHIBIT NO.                                DESCRIPTION
----------------- ----------------------------------------------------------------

(a)(5)(G)         Press release issued by Simon Property Group, Inc., dated
                  January 15, 2003.

(a)(5)(H)         Materials Regarding the Offer, dated January 15, 2003.